U.S. SE[illegible] 05039916 E COMMISSION
[illegible]0549

3B

SEC FILE
8-50699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Variable Investment Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 South Louise Avenue, Suite 101A

(No. and Street)

Sioux Falls, South Dakota 57106

(City) (State) (Zip Code)

Name And Telephone Number Of Person To Contact In Regard ToThis Report:

Gregory Wilson (605) 361-8230

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

JONES, KRAMER & HABER
405 North Kiwanis Avenue
Sioux Falls, South Dakota 57104

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, DC SECTION

FOR OFFICIAL USE ONLY

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2004, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones, Kramer & Haber

JONES, KRAMER & HABER
February 10, 2005

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Variable Investment Advisors, Inc. (the Company), for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control structure and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variable Investment Advisors, Inc., for the year ended December 31, 2004 and this report does not affect our report thereon dated February 10, 2005.

Segregation of Duties

The Company does not have adequate internal accounting control due to inadequate segregation of duties inherent with the small size of the Company. A good system of internal accounting control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's operations are not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition. We have discussed it with the president, who has indicated that due to the limited number of personnel, an adequate segregation of duties is not achievable and the costs of correcting the weakness would exceed the benefits that would be derived.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than those specified parties.

Jones, Kramer + Haber

JONES, KRAMER & HABER
February 10, 2005

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$ 77,133
Commission receivable	30,536
Other receivables	285
Prepaid expenses	11,453
Office furniture and equipment at cost, less accumulated depreciation of $26,597	8,393
License at cost, less accumulated amortization of $240	360
TOTAL ASSETS	$ 128,160

LIABILITIES AND STOCKHOLDERS' EQUITY

Commission payable	$ 25,956
Deferred revenue	12,360
Accrued interest	6,055
Long-term notes payable	49,817
TOTAL LIABILITIES	94,188
Common stock; $.01 par value, 400,000 shares authorized; 400,000 issued and outstanding	4,000
Additional paid in capital	110,094
Retained earnings (deficit)	(80,122)
TOTAL STOCKHOLDERS' EQUITY	33,972
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 128,160

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 453,151
Other	13,616
	466,767
EXPENSES	
Commissions	372,104
Rent	6,684
Telephone	3,238
Meeting & seminars	7,220
Office supplies & postage	7,362
Professional fees	16,673
General insurance	1,801
Health insurance	8,356
Life insurance	545
Depreciation	1,845
Amortization	40
Website maintenance	17,420
Advertising	2,527
Licenses	11,762
Dues & subscriptions	301
Vehicle expense	4,091
Interest	3,428
Miscellaneous	4,318
Loss on disposition of assets	63
	469,778
NET (LOSS)	$ (3,011)

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2003	$ 2,506	$ 110,094	$ (59,812)	$ 52,788
Issued 149,400 shares of common stock	1,494	-	-	1,494
Stockholder distribution	-	-	(17,299)	(17,299)
Net loss for the year	-	-	(3,011)	(3,011)
Balance at December 31, 2004	$ 4,000	$ 110,094	$ (80,122)	$ 33,972

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (3,011)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	1,885
Loss on disposition of assets	63
(Increase) Decrease in	
Commission receivable	37,509
Other receivables	622
Prepaid expenses	(3,555)
Increase (Decrease) in:	
Accounts payable	(5,623)
Contingent liabilities	(2,401)
Commission payable	(34,442)
Deferred revenue	12,360
Accrued interest	3,611
Net cash provided by operating activities	7,018
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(9,498)
Net cash used in investing activities	(9,498)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments towards long-term debt	(183)
Proceeds from additional investment into the Company	1,494
Distributions to stockholders	(17,299)
Net cash used by financing activities	(15,988)
NET DECREASE IN CASH	(18,468)
CASH AT BEGINNING OF YEAR	95,601
CASH AT END OF YEAR	$ 77,133

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable insurance products. The Company accomplishes this goal through a small group of brokers located throughout the midwest. The Company's customers are located throughout the United States. In 2002 the Company developed an alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling agricultural stocks and/or capital units.

Commission Receivable

The Company considers commission receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from two to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

The Company's carrying amount of cash was $77,133 for 2004. Of this balance, $25,471 was held in a certificate of deposit. This certificate of deposit is also used as collateral on a note payable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

License Costs

License costs are being amortized over a fifteen year period using the straight-line method.

NOTE 2. RELATED PARTY TRANSACTIONS

Operating Leases

The Company leases it's office space from a related party on a month-to-month basis from the Company's president. The monthly rent is $557 and a total of $6,684 was paid during the year ended December 31, 2004.

Future minimum lease payments as of December 31, 2004 are $557.

The Company also leases their vehicle from the Company's president at a monthly lease of $339. Total vehicle expense under this operating lease was $4,091.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $13,766. The Company's net capital ratio was 6.84 to 1.

NOTE 4. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

NOTE 5. LONG-TERM NOTE PAYABLE

The following note payable was in effect at December 31, 2004:

Wilmont State Bank; Secured by certificate of deposit, accounts receivable, due in annual installments of $18,363 including interest at 7.25% per annum through June 1, 2008.	$ 49,817

The future principle payments on the note payable as of December 31, 2004 is summarized as follows:

Year ending December 31,	
2005	$ 10,813
2006	15,439
2007	16,597
2008	6,968
	$ 49,817

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net Capital		$ 33,972
Deductions:		
Nonallowable assets:		
Prepaid expenses	$ 11,453	
Office furniture & equipment	8,393	
License costs, net	360	
		20,206
Net Capital		$ 13,766
Aggregate indebtedness		
Items included in statement of financial condition:		
Commission payable		$ 25,956
Deferred revenue		12,360
Accrued interest		6,055
Long-term note payable		49,817
Total aggregate indebtedness		$ 94,188
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		7,486
Excess net capital at 1,000 percent		4,347
Ratio: Aggregate indebtedness to net capital		6.84 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 24,689
Audit adjustments to record changes in the following accounts:		
Receivables	$ 30,821	
Payables	(25,956)	
Deferred revenue	(12,360)	
Accrued interest	(3,611)	
Note payable	183	
		(10,923)
Net capital per above		$ 13,766

Oath or Affirmation

I, Gregory S. Wilson, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Variable Investment Advisors, Inc. as of December 31, 2004, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Gregory S. Wilson, CEO

RICHARD F. RAHN NOTARY SEAL PUBLIC SOUTH DAKOTA

Subscribed and sworn to before me
This 14th day of February, 2005

Richard F. Rahn
Notary Public
My commission expires: 9-14-2009

This report contains:

- ■ (a) Facing page
- ■ (b) Statement of financial condition
- ■ (c) Statement of income (loss)
- ■ (d) Statement of cash flow
- ■ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of change in liabilities subordinated to claims of general creditors
- ■ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c-3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c-3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c-3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ■ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC Supplement report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ■ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customer's regulated commodity futures account pursuant to Rule 171-5